UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2016

Commission File Number

Novogen Limited

(Translation of registrant’s name into English)

16-20 Edgeworth David Ave, Hornsby, NSW 2077, Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark if the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐     No  ☑

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novogen Limited (Registrant)

Lionel Mateo

Lionel Mateo

Company Secretary

Date 18 March 2016

ASX:NRT

NASDAQ:NVGN

Novogen Ltd

(Company)

ABN 37 063 259 754

Capital Structure

Ordinary Shares on issue:

429 M

Board of Directors

Mr John O’Connor

Chairman

Non-Executive Director

Mr Bryce Carmine

Deputy Chairman

Non-Executive Director

Dr James Garner

Chief Executive Officer

Managing Director

Mr Ian Phillips MNZM

Non-Executive Director

Mr Iain Ross

Non-Executive Director

Mr Steven Coffey

Non-Executive Director

Prof Peter Gunning

Non-Executive Director

ASX RELEASE

18 March 2016

GENERAL MEETING – CHAIRMAN’S ADDRESS

Shareholders

Welcome to today’s Extraordinary General Meeting of Novogen Limited. I’m John O’Connor and I’m pleased to address you today as Chairman of the Board of Directors.

Introduction of Board

I would like to start by introducing our Directors who are here today:

•    Mr Bryce Carmine, Non-Executive Director and Deputy Chair

•    Mr Steven Coffey, Non-Executive Director,

•    Professor Peter Gunning, Non-Executive Director and

•    Mr Iain Ross, Non-Executive Director.

Mr Ian Phillips, Non-Executive Director is not here today and is an apology.

The Board is also very pleased to introduce Dr James Garner who is the Company’s new CEO. He joined us on February 1. James has an impressive background including medicine, small biotech experience, business consulting and major pharma involvement. We are, indeed, fortunate to have been able to attract James to Novogen. We look forward to continuing to progress the Company’s priorities under his leadership.

Whilst welcoming James, I would also like to thank Iain Ross for the great effort he put in as Acting CEO from July until the end of January. Iain committed himself with his typical enthusiasm leading the team and the Company through a challenging interim period. Iain’s election to the Board will, I hope, be confirmed in a short while.

Overview of the Company

Novogen is in a solid financial position. We have approximately $38 million in the bank. Our detailed budgets covering clinical and preclinical work on our three drug programs indicate that we will have in excess of $15 million at end June, 2017. Our market capitalisation is approximately $50 million.

As a Company, Novogen is committed to creating long-term value for shareholders by ensuring that our underlying business and direction is sound. The Company has determined our top priorities and identified high value opportunities for our technology platforms in the medium term. We are focused on entering into human trials as soon as is practicable. To achieve this we must ensure that our work is precise and accurate. In this detailed and highly regulated area there is no room for error.

As the Company has indicated in its communications, we are at various stages of formal preclinical development on each of our lead drug programs and are maintaining our progress towards achieving key milestones in this preclinical testing phase. James will elaborate on the Company’s progress in a short presentation later this morning.

To ensure that information that is discussed here is also available to shareholders not able to attend, I wish to preempt a discussion that is highly likely to be raised in our general question session. There is a view held, on which many comments have been made, that the Company is not communicating with shareholders through announcements to the ASX and NASDAQ. As we progress further down the path to human trials, the necessary work is both more detailed and with unfailing accuracy required. As we are now focusing our efforts and funds on our three primary drug candidates, the opportunity to have information to release is diminished. In my recent letter to a shareholder included on our website, I commented that we have sought to present some of our data at Industry Conferences. In such instances, we are unable to disclose data prior to its presentation. The toxicity data for Cantrixil is an example. This data will be the subject of a poster presentation at the AACR Conference in April after which the data will be available to be viewed by all.

To see what the pattern of announcements has been, I have quickly looked over the announcements for last calendar year, 2015. From January to end June there were 75 announcements. Of these approximately a third were administrative which I have put as the “cleansing” notices, approximately 45% were what I have called ASX requirements – things such as half year reports, notices for two EGMs and their ancillary requirements, conference presentations etc and approximately 22% were science or drug related.

For the period July to December where complaint seems to emanate, there were 37 announcements with cleansing being 35%, ASX requirements 38% and again 22% for the science and drug category.

Whilst the number of announcements has diminished the quality of content is the same.

Finally, I would like to thank all of our shareholders for their continued support and patience. The Novogen team deserve huge credit for their hard work and commitment and I thank them. With James now our CEO, we look forward to an exciting time when Novogen can make a real difference to the lives of people living with cancer and their families. We also look forward expectantly to a period of sustained growth in share price.

Thank you

John O’Connor

Chairman

About Novogen Limited

Novogen is an oncology-focused, Australian-US drug development company, traded on both the Australian Securities Exchange (NRT) and on NASDAQ (NVGN). Novogen has two proprietary drug discovery platforms, the superbenzopyrans (SBPs) and the anti-tropomyosins (ATMs), which have provided first-in-class agents with potential application across a range of oncology indications. The Company has three lead molecules Cantrixil, Anisina, and Trilexium, which are in advanced preclinical development for various cancer types, with the most advanced molecule, Cantrixil, slated to enter clinical trials in the second half of 2016. For more information, please visit www.novogen.com.

Forward Looking Statement

This press release contains “forward-looking statements” within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934. The Company has tried to identify such forward-looking statements by use of such words as “expects,” “appear,” “intends,” “hopes,” “anticipates,” “believes,” “could,” “should,” “would,” “may,” “target,” “evidences” and “estimates,” and other similar expressions, but these words are not the exclusive means of identifying such statements. Such statements include, but are not limited to any statements relating to the Company’s drug development program, including, but not limited to the initiation, progress and outcomes of clinical trials of the Company’s drug development program, including, but not limited to Cantrixil, Anisina, Trilexium, and any other statements that are not historical facts. Such statements involve risks and uncertainties, including, but not limited to, those risks and uncertainties relating to the difficulties or delays in financing, development, testing, regulatory approval, production and marketing of the Company’s drug components, including, but not limited to, Cantrixil, Anisina, Trilexium, the ability of the Company to procure additional future sources of financing, unexpected adverse side effects or inadequate therapeutic efficacy of the Company’s drug compounds, including, but not limited to, Cantrixil, Anisina, Trilexium, that could slow or prevent products coming to market, the uncertainty of patent protection for the Company’s intellectual property or trade secrets, including, but not limited to, the intellectual property relating to Cantrixil, Anisina, Trilexium, and other risks detailed from time to time in the filings the Company makes with Securities and Exchange Commission including its annual reports on Form 20-F and its reports on Form 6-K. Such statements are based on management’s current expectations, but actual results may differ materially due to various factions including those risks and uncertainties mentioned or referred to in this press release. Accordingly, you should not rely on those forward-looking statements as a prediction of actual future results.